                                                     Duquesne Light Exhibit 12.1


                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)

                                                            Nine Months Ended                        Year Ended
                                                             September 30,                          December 31,
                                                                 2001       2000       1999       1998       1997        1996
                                                               --------   ---------  ---------  ---------  ---------   ---------
FIXED CHARGES:
  Interest on long-term debt                                   $ 45,950   $ 71,269   $ 76,938   $ 75,810   $ 81,592    $ 82,505
  Other interest                                                    419      3,149      4,809      1,290        752       1,632
  Monthly Income Preferred Securities dividend requirements       9,422     12,562     12,562     12,562     12,562       7,921
  Amortization of debt discount, premium and expense - net        1,664      2,276      2,516      5,266      5,828       5,973
  Portion of lease payments representing an interest factor       3,507      6,782     42,973     44,146     44,208      44,357
                                                               --------   --------   --------   --------   --------    --------
     Total Fixed Charges                                       $ 60,962   $ 96,038   $139,798   $139,074   $144,942    $142,388
                                                               --------   --------   --------   --------   --------    --------

EARNINGS:
  Income from continuing operations                            $ 42,939   $ 92,584   $151,020   $148,548   $141,820    $149,860
  Income taxes                                                   25,447     41,581     76,127*    74,912*    73,838*     83,008*
  Fixed charges as above                                         60,962     96,038    139,798    139,074    144,943     142,388
                                                               --------   --------   --------   --------   --------    --------
     Total Earnings                                            $129,348   $230,203   $366,945   $362,534   $360,601    $375,256
                                                               --------   --------   --------   --------   --------    --------
RATIO OF EARNINGS TO FIXED CHARGES                                 2.12       2.40       2.62       2.61       2.49        2.64
                                                               ========   ========   ========   ========   ========    ========


     *Earnings related to income taxes reflect a $3.0 million, $12 million, $17 million and $12 million decrease for the twelve months ended December 31, 1999, 1998, 1997 and 1996, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65, 2.69, 2.61 and 2.72 for the twelve months ended December 31, 1999, 1998, 1997 and 1996, respectively.